U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated July 20, 2020

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

On July 16, 2020, Genetic Technologies Limited (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of an aggregate of 1,025,000 American Depositary Shares (the “ADSs”) in a registered direct offering at $5.00 per share for aggregate gross proceeds of approximately $5.1 million. The offering is expected to close on or about June 20, 2020, subject to the satisfaction of customary closing conditions.

Subject to certain exceptions, the Purchase Agreement provides that for a period of one year following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

H.C. Wainwright & Co., LLC (the “Placement Agent”) served as the sole placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the aggregate purchase price for the ADSs sold in the offering, a management fee of $51,250 (equal to 1.0% of the aggregate gross proceeds raised in the Offering), $25,000 for non-accountable expenses, $50,000 for accountable expenses including the legal fees of the Placement Agent, and $12,900 for clearing expenses.

The Company agreed to issue to the Placement Agent warrants to purchase 66,625 ADSs (the “Placement Agent’s Warrants”), subject to and upon obtaining shareholder approval for such issuance. The Placement Agent’s Warrants will have a term that will commence upon obtaining shareholder approval for such issuance and expire five years from the effective date of the Offering and an exercise price per ADS equal to $6.25 per share. The Company agreed to use reasonable best efforts to register the Placement Agent’s Warrants and underlying securities on a registration statement with the Securities and Exchange Commission (the “SEC”) and to cause such registration statement to become effective within 60 days from the date the shareholder approval is obtained and deemed effective.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of July 16, 2020 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-237152) (the “Registration Statement”), which became effective on March 23, 2020, and the base prospectus dated as of March 23, 2020 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document attached hereto as Exhibit 10.1, and is incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of K&L Gates relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on July 16, 2020, which is attached hereto as exhibit 99.1.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about July 20, 2020. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2020

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Justyn Stedwell
Name:	Justyn Stedwell
Title:	Company Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of K&L Gates

10.1	Form of Securities Purchase Agreement dated July 16, 2020

99.1	Press Release issued on July 16, 2020